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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934


                         Beasley Broadcast Group, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, par value $.001 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   074014101
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
- --------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 6 pages
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- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS:
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      George Beasley Grantor Retained Annuity Trust

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) [_]

                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3.


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      UNITED STATES
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            1,514,599/(1)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             1,514,599/(1)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,514,599
- ------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
      17.3%/(2)/

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      OO
- ------------------------------------------------------------------------------

/(1)/ Consists of Class B Common Stock, which is convertible into Class A Common Stock on a one-for-one basis.

/(2)/ Percentage calculated based on 7,252,068 shares of Class A Common Stock outstanding

                               Page 2 of 6 pages

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                         INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below)

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons, but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned by Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reporting as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 249.13d-4) under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

          Category                                                  Symbol
          Broker Dealer                                               BD
          Bank                                                        BK
          Insurance Company                                           IC
          Investment Company                                          IV
          Investment Adviser                                          IA
          Employee Benefit Plan, Pension Fund, or Endowment Fund      EP
          Parent Holding Company/Control Person                       HC
          Savings Association                                         SA
          Church Plan                                                 CP
          Corporation                                                 CO
          Partnership                                                 PN
          Individual                                                  IN
          Other                                                       OO

Notes:

        Attach as many copies of the second part of the cover page as needed, one reporting person per page.

        Filing person may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of the section of the Act.

        Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or retyped facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

             SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

        Under Section 13(d), 13(b) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

                               Page 3 of 6 pages
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        Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

        Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statues or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

        Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTION

        Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rule 13d-(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

        Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

        The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

  (a) Name of Issuer: Beasley Broadcast Group, Inc.

  (b) Address of Issuer's Principal Executive Offices: 3033 Riviera Drive, Suite 200; Naples, Florida 34103

Item 2.

  (a) Name of Person Filing:  George Beasley Grantor Retained Annuity Trust

  (b) Address of Principal Business Office or, if none, Residence: 3033 Riviera Drive, Suite 200; Naples, Florida 34103

  (c) Citizenship:  United States

  (d) Title of Class of Securities: Class A Common Stock, par value $.001 per share

  (e) CUSIP Number:  074014101

Item 3. If this statement is filed pursuant to (SS)(SS) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

  (b) [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c)

  (d) [_] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

  (e) [_] An investment adviser in accordance with (SS)240.13d-1(b)(1)(ii)(E);

  (f) [_] An employee benefit plan or endowment fund in accordance (SS)240.13d-1(b)(1)(ii)(F);

  (g) [_] A parent holding company or control person in accordance with
          (SS)240.13d-1(b)(1)(ii)(G);

  (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j) [_] Group, in accordance withss (SS)240.13d-1(b)(1)(ii)(J).

                               Page 4 of 6 pages
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Item 4.     Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:  1,514,599

        (b) Percent of class:    17.3%

        (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote    1,514,599    .
                                                              -------------

            (ii)  Shared power to vote or to direct the vote  0            .
                                                              -------------

            (iii) Sole power to dispose or to direct the disposition of
                  1,514,599    .
                  -------------

            (iv)  Shares power to dispose or to direct the disposition of
                  0            .
                  -------------

Item 5.     Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

        Nothing to report.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Nothing to report.

Item 8      Identification and Classification of Members of the Group

        Nothing to report.

Item 9.     Notice of Dissolution of Group

        Nothing to report.

Item 10.    Certification

        (a) The following certification shall be included if the statement is filed pursuant to (SS)240.13d-1(b):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        (b) The following certification shall be included if the statement is filed pursuant to (SS)240.13d-1(c):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 pages
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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 14, 2001
                                        ----------------------------------------
                                                          Date

                                                  /s/ George G. Beasley
                                        ----------------------------------------
                                                       Signature

                                               George G. Beasley, Trustee
                                        ----------------------------------------
                                                       Name/Title

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties for whom copies are to be sent.

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                Page 6 of 6 pages